UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 13, 2025, Telix Pharmaceuticals Limited (the “Company”) filed with the Australian Securities Exchange (the “ASX”) an announcement  captioned “Telix Exceeds FY24 Guidance with US$142M Q4 Revenue,” a copy of which is attached to this Form 6-K as Exhibit 99.1.

On January 13, 2025, the Company filed a presentation with the ASX captioned “Telix JP Morgan Healthcare Conference 2025 Presentation,” a copy of which is attached to this Form 6-K as Exhibit 99.2.

99.1	Press release – January 13, 2025.
99.2	Presentation – January 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: January 13, 2025	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary